September 23, 2019

Frank V. Saracino
Chief Financial Officer
NorthStar Healthcare Income, Inc.
590 Madison Avenue
34th Floor
New York, NY 10022

       Re: NorthStar Healthcare Income, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 000-55190

Dear Mr. Saracino:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities